Aflac Incorporated 2nd Quarter 2009 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$314	$483	$882	$957

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	466,401	474,383	466,249	476,261
Dilutive effect of share-based awards	1,884	6,445	1,460	6,362

Weighted-average outstanding shares used in the computation of earnings per share — diluted	468,285	480,828	467,709	482,623

Earnings per share:
Basic	$.67	$1.02	$1.89	$2.01
Diluted	.67	1.00	1.89	1.98

EXH 11-1